Sheppard, Mullin, Richter & Hampton LLP 333 South Hope Street, 43rd Floor Los Angeles, California 90071-1422 213.620.1780 main 213.620.1398 fax www.sheppardmullin.com

November 4, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Guardion Health Sciences, Inc. Preliminary Proxy Statement on Schedule 14A Filed October 18, 2019 File No. 001-38861

Ladies and Gentlemen:

This letter sets forth the responses of Guardion Health Sciences, Inc., a Delaware corporation (the “Company”), to the comments received from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) concerning its Preliminary Proxy Statement filed with the Commission on October 18, 2019.

References in the text of the responses herein to captions and page numbers refer to the Company’s Preliminary Proxy Statement (the “Amended Proxy Statement”), which is being filed herewith.

Preliminary Proxy Statement on Schedule 14A

Proposal 3: Amendment of Certificate of Incorporation to increase Number of Authorized Common Stock, page 18

QUESTION:	Please revise the proxy statement to indicate whether you currently have any plans, arrangements or understandings, written or oral, to issue any of the authorized but unissued shares that would become available as a result of the charter amendment.

RESPONSE:	The Company has provided additional disclosure in the Amended Proxy Statement regarding plans, arrangements, or understandings, written or oral, in connection with the authorized but unissued shares that would become available as a result of the charter amendment. Please see page 18 of the Amended Proxy Statement

If you have any questions relating to any of the foregoing, please contact David I. Sunkin of Sheppard, Mullin, Richter & Hampton LLP at (213) 617-4252.

Respectfully,

/s/ David I. Sunkin
Sheppard, Mullin, Richter & Hampton LLP